EXHIBIT 99.1

Equinor ASA: Announcement of dividend per share in NOK for third quarter 2021

Equinor (OSE: EQNR, NYSE: EQNR) announced on 27 October 2021 a dividend per share of USD 0.18 for third quarter 2021. The NOK dividend per share is based on average USDNOK fixing rate from Norges Bank in the period plus/minus three business days from record date 14 February 2022, in total seven business days.

Average Norges Bank fixing rate for this period was 8.8580. Third quarter 2021 dividend per share is consequently NOK 1.5944.

On 25 February 2022, dividend will be paid to shareholders on Oslo Børs (Oslo Stock Exchange) and to holders of American Depositary Receipts ("ADRs") on New York Stock Exchange.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act